VIA EDGAR

Santander US Capital Markets, LLC

437 Madison Avenue

New York, New York 10022

April 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Pam Howell

Re:	Gores Holdings X, Inc. (the “Company”)

Registration Statement on Form S-1

Registration File No. 333-286495

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of Gores Holdings X, Inc. that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on May 1, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated April 29, 2025 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, By: Santander US Capital Markets, LLC

/s/ Ryan Kelley
Name: Ryan Kelley
Title: Managing Director

/s/ Molly Deale Kramer
Name: Molly Deale Kramer
Title: Executive Director

Acting severally on behalf of themselves and the several Underwriters

[Signature Page to Underwriters’ Acceleration Request]